

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

April 7, 2010

Kevin Murphy
President, Chief Executive Officer, Director
Black Hawk Exploration Inc.
c/o Southwest Business Services LLC
9360 W. Flamingo #110-158
Las Vegas, NV 89147

> **Re: Black Hawk Exploration, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 12, 2010**
> **File No. 333-165431**

Dear Mr. Murphy:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Please monitor your requirement to provide updated financial information.

Registration Cover Page

2.   Although you used bold type for filer status "Smaller reporting company," you
        checked the box for "Non-accelerated filer." Please revise or advise.

Prospectus Cover Page

3.   Please prominently disclose on the cover page the price per share for the primary and
        secondary offerings. See Item 501(b)(3) of Regulation S-K.

4.   We note that Mr. Kevin Murphy serves as your President and CEO and is also your
        largest shareholder. On the cover page, disclose as you have at page 14 that he will
        be the sole individual responsible for selling the primary offering shares to the public.

5.   Similarly, because the shares he is offering at the same time on his own behalf
        constitute the largest portion of the secondary offering, revise to make clear how
        purchasers will know whether they are buying Mr. Murphy's personally held shares
        or shares which he is selling on behalf of the company and for which the company
        will be receiving proceeds. Also, to the extent that you refer the reader elsewhere for
        additional detail regarding the plan of distribution or method of sale, ensure that any
        page references you provide are accurate.

Selling Shareholders, page 12

6.   We note your statement that Mr. Murphy acquired 12,000,000 shares from "one of
        our majority shareholders." Revise to clarify the reference. Also, although a number
        of persons, including Mr. Murphy, surpassed the requisite amounts of your shares
        requiring disclosure pursuant to Section 16, they appear to have made no
        corresponding filings on Forms 3 or 4. With a view toward enhanced disclosure,
        please advise us what, if any, procedures you have implemented or actions you have
        taken in that regard.

Opinion of Counsel, Exhibit 23.3

7.   Please obtain and file as exhibit 5 a new or revised opinion of counsel to address the
        following two issues.

- First, the two entries counsel provides for the number of shares in the first paragraph do not total to the amount subject to the Form S-1.

- Second, the third paragraph includes the following statement: "the Registered Shares have been, or shall upon issuance, be issued as duly and validly authorized and issued, fully paid and non-assessable." It is unclear whether counsel is intending to distinguish between the primary and resale shares for the purpose of that statement. Moreover, Item 601(b)(5) of Regulation S-K specifies that the opinion should indicate whether the shares "will, when sold, be legally issued, fully paid and non-assessable." Among other things, the current version of the opinion appears to leave open the possibility that the shares were non-assessable at some time in the past, but could now be subject to additional assessments.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kevin Murphy
Black Hawk Exploration Inc.
April 7, 2010
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
        T. Levenberg
        W. MacDonald (604-681-4760)